Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Sun Life Financial announces Preferred Share issue

            TORONTO, May 8 /CNW/ - Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a Canadian public offering of $200 million of Class A Non-Cumulative
5-Year Rate Reset Preferred Shares Series 6R (the "Series 6R Shares"). The
Series 6R Shares will be issued to the public at a price of $25.00 per share and holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending June 30, 2014, as and when declared by the Company's board of directors, payable in the amount of $0.375 per Preferred Share, to yield 6.0 per cent annually.
            On June 30, 2014, and every five years thereafter, the dividend rate will reset at a rate equal to the 5-Year Government of Canada bond yield plus 3.79 per cent. Subject to certain conditions, holders may elect to convert any or all of their Series 6R Shares into an equal number of Class A Non-Cumulative
Floating Rate Preferred Shares Series 7QR (the "Series 7QR Shares") on June
30, 2014 and on the 30th of June every fifth year thereafter. Holders of the
Series 7QR Shares will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the Company's board of directors, equal to the then 3-month Government of Canada Treasury Bill yield plus 3.79 per cent.
            The net proceeds of the offering will be used for general corporate purposes. The offering will be underwritten by a syndicate led by TD
Securities and BMO Capital Markets on a bought deal basis, and is expected to close on May 20th, 2009. The proceeds from this domestic public offering are expected to qualify for tier 1 capital.
            The underwriters have been granted an option to purchase up to an additional $50 million of the Series 6R Shares exercisable at any time up to two business days before closing. The maximum gross proceeds raised under the offering will be $250 million if this option is exercised in full.
            Subject to regulatory approval, Sun Life Financial Inc. may redeem the
Series 6R Shares in whole or in part on June 30, 2014 and on the 30th of June every five years thereafter.
            An application is being made to list the Series 6R Shares as of the closing date on the Toronto Stock Exchange.
            The Series 6R Shares have not been, and will not be, registered under the
United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.
This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

            About Sun Life Financial

            Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2009, the Sun Life Financial group of companies had total assets under management of $375 billion. For more information please visit
www.sunlife.com.
            Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

            Note to Editors: All figures in Canadian dollars.

            %CIK: 0001097362

            /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
            (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 16:10e 08-MAY-09